Atlantic Express Transportation Corp.

7 North Street

Tel. (718) 442 – 7000

 Staten Island, New York 10302

Fax (718) 442-5105

March 31, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda McManus

Branch Chief – Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Atlantic Express Transportation Corp. Form 10-K for the fiscal year ended June 30, 2007 (File No. 000-24247)

Dear Ms. McManus:

Atlantic Express Transportation Corp. (the “Registrant”) has the following responses to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 6, 2008, with respect to the Registrant’s above-referenced Form 10-K (the “10-K”).

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Compensation Discussion and Analysis, page 40

1.

We note your disclosure regarding base salary, annual incentives, and long-term incentives. For example, we note that you use pre-determined performance objectives for some executive officers in determining their annual incentives. In future filings, please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Annual incentive, or bonus, compensation for the four named executive officers, or NEOs, is handled in two ways because two of the NEOs, Messrs. Gatto and Schlenker, have employment contracts that address annual incentives, while the two other NEOs, Messrs. Dente and Cabrera, do not.

March 31, 2008 Page 2

As described in the 10-K, the two NEOs with employment contracts are entitled to annual bonuses, commencing with the fiscal year ending June 30, 2008, based upon a pre-determined adjusted EBITDA performance objective. Due to the current business climate, the two NEOs with employment contracts have indicated their intention to waive their contractual right to receive annual bonuses for the current fiscal year ending June 30, 2008 in the event the Registrant were to exceed its business plan. As a result, no pre-determined performance objective has been set by the Board of Directors for purposes of their current fiscal year annual bonuses. It is not known whether Messrs. Gatto and/or Schlenker will grant a similar waiver for any year or period subsequent to June 30, 2008. In future filings, the Registrant will update its disclosure as appropriate to reflect the waiver of the annual bonuses. The Registrant notes the Staff’s comment regarding pre-determined performance objectives. If in the future annual bonuses based on pre-determined performance objectives are reinstated, the Registrant will expand the disclosure in future filings to address the issues raised in the Staff’s comment as required by Regulation S-K Item 402(b)(2) and Instruction 4 to Item 402(b).

Annual bonus decisions for the two NEOs who do have employment contracts are made by a different decision maker and using different standards that those that apply to the two NEOs with employment contracts. The Chief Executive Officer and President makes annual bonus decisions for the two NEOs who do not have employment contracts. Bonus determinations for these two NEOs are made at the discretion of the Chief Executive Officer and President, not based on arithmetic methods, formulas or specific targets, but based on an overall retrospective evaluation of corporate results, taking into account a wide range or both non-numeric measures and financial and operational results, which measures and results are not determined until the year has concluded. In future filings, the Registrant will revise its disclosure regarding annual bonuses for Messrs. Dente and Cabrera to reflect the discretionary nature of their annual bonuses and the absence of any pre-determined performance objectives.

2.

In future filings, please identify the companies that you have relied upon for benchmarking purposes, if applicable. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-end fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Neither the Registrant’s Board of Directors nor its Chief Executive Officer and President base compensation decisions on a specific range or formula against a pre-determined list of benchmark companies. Among other things, some of the Registrant’s industry competitors (such as First Student and Durham School Services, aka National Express) are not U.S. public reporting companies and their relevant compensation data is not available. Accordingly, the Registrant does not believe identification of benchmarked companies is applicable. In future filings, the Registrant intends to clarify its disclosure to make it clear that those responsible for

March 31, 2008 Page 3

compensation decisions do not benchmark, although they do review and consider relevant compensation data.

At the Staff’s request, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions in connection with our responses to your comments, please feel free to call our outside counsel Robert A. Zuccaro of Latham & Watkins LLP at (212) 906-1295.

Atlantic Express Transportation Corp.

By:	/s/ Nathan Schlenker
Chief Financial Officer
cc:	Mr. John Stickel, Division of Corporation Finance Robert A. Zuccaro, Latham & Watkins LLP